UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 26, 2008**

PROVIDENT FINANCIAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**000-28304**	**33-0704889**
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

3756 Central Avenue, Riverside, California	**92506**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(951) 686-6060**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Provident Financial Holdings, Inc. ("Corporation"), the holding company for Provident Savings Bank, F.S.B. held its Annual Meeting of Shareholders on Tuesday, November 25, 2008 in Riverside, California. Shareholders elected Craig G. Blunden and Roy H. Taylor to the Board of Directors for three-year terms. Shareholders also ratified the appointment of Deloitte & Touche LLP as independent auditors for the fiscal year ending June 30, 2009.

The Corporation posted its annual meeting presentation on the Corporation's website, www.myprovident.com, under Presentations in the Investor Relations section. A copy of the Annual Meeting Presentation is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

99.1   Annual Meeting Presentation of Provident Financial Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 26, 2008   PROVIDENT FINANCIAL HOLDINGS, INC.

                                                             /s/ Donavon P. Ternes_____
                                                             Donavon P. Ternes
                                                             Chief Financial Officer

EXHIBIT 99.1

Annual Meeting Presentation





Annual Meeting of Shareholders
November 25, 2008



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Fiscal 2008 Highlights

- ✓ Net income of $860,000 or EPS of $0.14 per share.
- ✓ Fifth largest deposit market share in Riverside – San Bernardino according to deposit data released by the FDIC.
- ✓ Bank capital is significantly above regulatory defined "Well-Capitalized" level.
- ✓ Reduced the quarterly cash dividend in response to lower earnings and the poor banking environment.
- ✓ Closed six PBM loan production offices in the first half of fiscal 2008 to control operating expenses.

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Subsequent Events

- ✓ Opened our newest Retail Banking Center at Iris Plaza in Moreno Valley in September 2008.
- ✓ Announced a quarterly cash dividend of $0.05 per share in July 2008 and October 2008.
- ✓ Announced earnings of $329,000, or EPS of $0.05, in the first quarter of fiscal 2009.
- ✓ Terminated a lease agreement for the proposed Retail Banking Center in Beaumont.

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Net Income



Net Income (In Thousands)

	FY 2004	FY 2005	FY 2006	FY 2007	FY 2008
Net Income	$14,550	$17,806	$19,636	$10,451	$860

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Diluted Earnings Per Share



Return on Stockholders' Equity



Total Assets



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Loans Held For Investment



Loans Held For Investment, Net (In Millions)

	06/30/2004	06/30/2005	06/30/2006	06/30/2007	06/30/2008
Loans Held For Investment, Net	$864	$1,134	$1,265	$1,351	$1,368

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Total Deposits



Deposits (In Millions)

	06/30/2004	06/30/2005	06/30/2006	06/30/2007	06/30/2008
Deposits	$855	$924	$921	$1,001	$1,012

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Stock Performance
(Compared to NASDAQ and NASDAQ Bank Indices)

COMPARISON OF CUMMULATIVE TOTAL RETURNS*



	6/30/03	6/30/04	6/30/05	6/30/06	6/30/07	6/30/08
PROV	$100.00	$122.57	$148.54	$161.86	$138.25	$54.22
NASDAQ Stock Index	$100.00	$126.94	$126.79	$134.57	$164.61	$149.14
NASDAQ Bank Index	$100.00	$107.52	$122.97	$128.31	$172.57	$126.25

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www.myprovident.com

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